Filed Pursuant to Rule 424(b)(3)
Registration No. 333-82146-03

SUPPLEMENT
To Prospectus Supplement dated March 6, 2002

$1,559,125,000 (Approximate)
AMORTIZING RESIDENTIAL COLLATERAL TRUST
Mortgage Pass-Through Certificates, Series 2002-BC1

Structured Asset Securities Corporation
Depositor

Aurora Loan Services Inc.
Master Servicer

On March 8, 2002, the Amortizing Residential Collateral Trust Mortgage Pass-Through Certificates, Series 2002-BC1 (the "Certificates") were issued in an original aggregate principal amount of approximately $1,559,125,000. Each Certificate represented an undivided interest in the Trust Fund created pursuant to a Trust Agreement dated as of February 1, 2002 by and among Structured Asset Securities Corporation, as Depositor, Aurora Loan Services Inc., as Master Servicer, The Murrayhill Company, as Credit Risk Manager, Bank One, National Association, as Trustee, and Wells Fargo Bank Minnesota, National Association, as Securities Administrator. This Supplement to the above-referenced Prospectus Supplement (the "Prospectus Supplement") supplements and updates certain of the information with respect to the mortgage loans. Capitalized terms not defined herein have the meanings ascribed to them in the Prospectus Supplement.

The information contained in the attached monthly report to Certificateholders is to be read as part of the Prospectus Supplement.

The date of this Supplement is December 17, 2003.

Amortizing Residential Collateral Mortgage Trust
Mortgage Pass-Through Certificates
Record Date: 31-Oct-2003
Distribution Date: 25-Nov-2003

24-Nov-2003   11:36:08AM

ARC Series 2002-BC1

Certificateholder Distribution Summary

Class	CUSIP	Certificate Class Description	Certificate Pass-Through Rate	Beginning Certificate Balance	Interest Distribution	Principal Distribution	Current Realized Loss	Ending Certificate Balance	Total Distribution	Cumulative Realized Losses
A	86358RYG6	SEN	1.46000 %	710,548,243.11	835,683.68	49,659,746.72	0.00	660,888,496.39	50,495,430.40	0.00
A-IO	86358RYH4	SEN	6.00000 %	0.00	1,410,265.06	0.00	0.00	0.00	1,410,265.06	0.00
M1	86358RYJ0	SUB	1.97000 %	50,926,000.00	80,816.73	0.00	0.00	50,926,000.00	80,816.73	0.00
M2	86358RYK7	SUB	2.22000 %	39,174,000.00	70,056.17	0.00	0.00	39,174,000.00	70,056.17	0.00
B	86358RYL5	SUB	3.17000 %	35,256,000.00	90,030.11	0.00	0.00	35,256,000.00	90,030.11	0.00
X	ARC02B15X	SUB	0.00000 %	7,836,195.67	1,951,281.47	0.00	0.00	7,836,195.67	1,951,281.47	0.00
P	ARC02B15P	SEN	0.00000 %	0.00	683,904.64	0.00	0.00	0.00	683,904.64	0.00
R1	ARC02B1R1	SEN	0.00000 %	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R2	ARC02B1R2	SEN	0.00000 %	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R3	ARC02B1R3	SEN	0.00000 %	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Totals				843,740,438.78	5,122,037.86	49,659,746.72	0.00	794,080,692.06	54,781,784.58	0.00

All distributions required by the Pooling and Servicing Agreement have been calculated by the Certificate Administrator on behalf of the Trustee.

Amortizing Residential Collateral Mortgage Trust
Mortgage Pass-Through Certificates
Record Date: 31-Oct-2003
Distribution Date: 25-Nov-2003

24-Nov-2003   11:36:08AM

ARC Series 2002-BC1

Principal Distribution Statement

Class	Original Face Amount	Beginning Certificate Balance	Scheduled Principal Distribution	Unscheduled Principal Distribution	Accretion	Realized Loss (1)	Total Principal Reduction	Ending Certificate Balance	Ending Certificate Percentage	Total Principal Distribution
A	1,433,769,000.00	710,548,243.11	0.00	49,659,746.72	0.00	0.00	49,659,746.72	660,888,496.39	0.46094489	49,659,746.72
A-IO	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00000000	0.00
M1	50,926,000.00	50,926,000.00	0.00	0.00	0.00	0.00	0.00	50,926,000.00	1.00000000	0.00
M2	39,174,000.00	39,174,000.00	0.00	0.00	0.00	0.00	0.00	39,174,000.00	1.00000000	0.00
B	35,256,000.00	35,256,000.00	0.00	0.00	0.00	0.00	0.00	35,256,000.00	1.00000000	0.00
X	7,836,195.67	7,836,195.67	0.00	0.00	0.00	0.00	0.00	7,836,195.67	1.00000000	0.00
P	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00000000	0.00
R1	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00000000	0.00
R2	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00000000	0.00
R3	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00000000	0.00
Totals	1,566,961,195.67	843,740,438.78	0.00	49,659,746.72	0.00	0.00	49,659,746.72	794,080,692.06	0.50676475	49,659,746.72

(1) Amount Does Not Include Excess Special Hazard, Bankruptcy, or Fraud Losses Unless Otherwise Disclosed. Please Refer to the Prospectus Supplement for a Full Description.

24-Nov-2003   11:36:08AM

ARC Series 2002-BC1

Principal Distribution Factors Statement

Class (2)	Original Face Amount	Beginning Certificate Balance	Scheduled Principal Distribution	Unscheduled Principal Distribution	Accretion	Realized Loss (3)	Total Principal Reduction	Ending Certificate Balance	Ending Certificate Percentage	Total Principal Distribution
A	1,433,769,000.00	495.58069892	0.00000000	34.63580725	0.00000000	0.00000000	34.63580725	460.94489167	0.46094489	34.63580725
A-IO	0.00	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M1	50,926,000.00	1000.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	1000.00000000	1.00000000	0.00000000
M2	39,174,000.00	1000.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	1000.00000000	1.00000000	0.00000000
B	35,256,000.00	1000.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	1000.00000000	1.00000000	0.00000000
X	7,836,195.67	1000.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	1000.00000000	1.00000000	0.00000000
P	0.00	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R1	0.00	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R2	0.00	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R3	0.00	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

(2) All Classes are per $1,000 denomination.

(3) Amount Does Not Include Excess Special Hazard, Bankruptcy, or Fraud Losses Unless Otherwise Disclosed. Please Refer to the Prospectus Supplement for a Full Description.

Amortizing Residential Collateral Mortgage Trust
Mortgage Pass-Through Certificates
Record Date: 31-Oct-2003
Distribution Date: 25-Nov-2003

24-Nov-2003   11:36:08AM

ARC Series 2002-BC1

Interest Distribution Statement

Class	Original Face Amount	Current Certificate Rate	Beginning Certificate/ Notional Balance	Current Accrued Interest	Payment of Unpaid Interest Shortfall	Current Interest Shortfall	Non-Supported Interest Shortfall	Realized Loss (4)	Total Interest Distribution	Remaining Unpaid Interest Shortfall	Ending Certificate/ Notional Balance
A	1,433,769,000.00	1.46000 %	710,548,243.11	835,683.68	0.00	0.00	0.01	0.00	835,683.68	0.00	660,888,496.39
A-IO	0.00	6.00000 %	282,053,015.28	1,410,265.08	0.00	0.00	0.01	0.00	1,410,265.06	0.00	282,053,015.28
M1	50,926,000.00	1.97000 %	50,926,000.00	80,816.73	0.00	0.00	0.00	0.00	80,816.73	0.00	50,926,000.00
M2	39,174,000.00	2.22000 %	39,174,000.00	70,056.17	0.00	0.00	0.00	0.00	70,056.17	0.00	39,174,000.00
B	35,256,000.00	3.17000 %	35,256,000.00	90,030.11	0.00	0.00	0.00	0.00	90,030.11	0.00	35,256,000.00
X	7,836,195.67	0.00000 %	7,836,195.67	0.00	0.00	0.00	0.00	0.00	1,951,281.47	0.00	7,836,195.67
P	0.00	0.00000 %	0.01	0.00	0.00	0.00	0.00	0.00	683,904.64	0.00	0.01
R1	0.00	0.00000 %	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R2	0.00	0.00000 %	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R3	0.00	0.00000 %	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Totals	1,566,961,195.67			2,486,851.77	0.00	0.00	0.02	0.00	5,122,037.86	0.00	

(4) Amount Does Not Include Excess Special Hazard, Bankruptcy, or Fraud Losses Unless Otherwise Disclosed. Please Refer to the Prospectus Supplement for a Full Description.

24-Nov-2003   11:36:08AM

ARC Series 2002-BC1

Interest Distribution Factors Statement

Class (5)	Original Face Amount	Current Certificate Rate	Beginning Certificate/ Notional Balance	Current Accrued Interest	Payment of Unpaid Interest Shortfall	Current Interest Shortfall	Non-Supported Interest Shortfall	Realized Loss (6)	Total Interest Distribution	Remaining Unpaid Interest Shortfall	Ending Certificate/ Notional Balance
A	1,433,769,000.00	1.46000 %	495.58069892	0.58285796	0.00000000	0.00000000	0.00000001	0.00000000	0.58285796	0.00000000	460.94489167
A-IO	0.00	6.00000 %	545.45454545	2.72727273	0.00000000	0.00000000	0.00000002	0.00000000	2.72727270	0.00000000	545.45454545
M1	50,926,000.00	1.97000 %	1000.00000000	1.58694439	0.00000000	0.00000000	0.00000000	0.00000000	1.58694439	0.00000000	1000.00000000
M2	39,174,000.00	2.22000 %	1000.00000000	1.78833333	0.00000000	0.00000000	0.00000000	0.00000000	1.78833333	0.00000000	1000.00000000
B	35,256,000.00	3.17000 %	1000.00000000	2.55361102	0.00000000	0.00000000	0.00000000	0.00000000	2.55361102	0.00000000	1000.00000000
X	7,836,195.67	0.00000 %	1000.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	249.00877316	0.00000000	1000.00000000
P	0.00	0.00000 %	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R1	0.00	0.00000 %	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R2	0.00	0.00000 %	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R3	0.00	0.00000 %	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

(5) All Classes are per $1,000 denomination.

(6) Amount Does Not Include Excess Special Hazard, Bankruptcy, or Fraud Losses Unless Otherwise Disclosed. Please Refer to the Prospectus Supplement for a Full Description.

Amortizing Residential Collateral Mortgage Trust
Mortgage Pass-Through Certificates
Record Date: 31-Oct-2003
Distribution Date: 25-Nov-2003

24-Nov-2003   11:36:08AM

ARC Series 2002-BC1

Certificateholder Account Statement

CERTIFICATE ACCOUNT	
Beginning Balance	0.00
Deposits	
Payments of Interest and Principal	54,304,316.22
Liquidations, Insurance Proceeds, Reserve Funds	0.00
Proceeds from Repurchased Loans	0.00
Other Amounts (Servicer Advances)	1,735,712.25
Realized Loss (Gains, Subsequent Expenses & Recoveries)	(928,450.20)
Prepayment Penalties	683,904.64
Total Deposits	55,795,482.91
Withdrawals	
Reimbursement for Servicer Advances	0.00
Payment of Service Fee	1,013,698.33
Payment of Interest and Principal	54,781,784.58
Total Withdrawals (Pool Distribution Amount)	55,795,482.91
Ending Balance	0.00

PREPAYMENT/CURTAILMENT INTEREST SHORTFALL	
Total Prepayment/Curtailment Interest Shortfall	0.00
Servicing Fee Support	0.00
Non-Supported Prepayment/Curtailment Interest	0.00

SERVICING FEES	
Gross Servicing Fee	999,987.54
Credit Risk Manager's Fee	10,546.76
Security Administrator Fee	3,164.03
Supported Prepayment/Curtailment Interest Shortfall	0.00
Net Servicing Fee	1,013,698.33

OTHER ACCOUNTS				
Account Type	Beginning Balance	Current Withdrawals	Current Deposits	Ending Balance
Reserve Fund	1,000.00	0.00	0.00	1,000.00

Amortizing Residential Collateral Mortgage Trust
Mortgage Pass-Through Certificates
Record Date: 31-Oct-2003
Distribution Date: 25-Nov-2003

24-Nov-2003 11:36:08AM

ARC Series 2002-BC1

Loan Status Stratification/Credit Enhancement Statement

DELINQUENT			BANKRUPTCY			FORECLOSURE			REO			TOTAL		
	No. of Loans	Principal Balance		No. of Loans	Principal Balance		No. of Loans	Principal Balance		No. of Loans	Principal Balance		No. of Loans	Principal Balance
			0-29 Days	49	5,785,560.62	0-29 Days	1	64,878.17	0-29 Days	0	0.00	0-29 Days	50	5,850,438.79
30 Days	273	29,674,605.67	30 Days	13	1,115,240.93	30 Days	0	0.00	30 Days	0	0.00	30 Days	286	30,789,846.60
60 Days	62	5,546,566.02	60 Days	8	829,341.20	60 Days	59	6,777,777.57	60 Days	0	0.00	60 Days	129	13,153,684.79
90 Days	27	3,997,263.92	90 Days	25	2,299,386.68	90 Days	53	6,054,777.32	90 Days	0	0.00	90 Days	105	12,351,427.92
120 Days	18	1,740,411.65	120 Days	26	2,779,881.61	120 Days	52	5,255,070.21	120 Days	0	0.00	120 Days	96	9,775,363.47
150 Days	14	1,658,937.66	150 Days	20	2,388,964.54	150 Days	41	4,605,451.50	150 Days	4	179,097.03	150 Days	79	8,832,450.73
180+ Days	36	3,345,329.76	180+ Days	149	16,463,600.32	180+ Days	206	20,345,571.21	180+ Days	209	17,080,717.01	180+ Days	600	57,235,218.30
	430	**45,963,114.68**		**290**	**31,661,975.90**		**412**	**43,103,525.98**		**213**	**17,259,814.04**		**1,345**	**137,988,430.60**
	No. of Loans	**Principal Balance**		**No. of Loans**	**Principal Balance**		**No. of Loans**	**Principal Balance**		**No. of Loans**	**Principal Balance**		**No. of Loans**	**Principal Balance**
			0-29 Days	0.730036 %	0.727663 %	0-29 Days	0.014899 %	0.008160 %	0-29 Days	0.000000 %	0.000000 %	0-29 Days	0.744934 %	0.735823 %
30 Days	4.067342 %	3.732242 %	30 Days	0.193683 %	0.140266 %	30 Days	0.000000 %	0.000000 %	30 Days	0.000000 %	0.000000 %	30 Days	4.261025 %	3.872508 %
60 Days	0.923719 %	0.697604 %	60 Days	0.119190 %	0.104308 %	60 Days	0.879023 %	0.852456 %	60 Days	0.000000 %	0.000000 %	60 Days	1.921931 %	1.654369 %
90 Days	0.402265 %	0.502745 %	90 Days	0.372467 %	0.289199 %	90 Days	0.789631 %	0.761523 %	90 Days	0.000000 %	0.000000 %	90 Days	1.564362 %	1.553467 %
120 Days	0.268176 %	0.218895 %	120 Days	0.387366 %	0.349632 %	120 Days	0.774732 %	0.660942 %	120 Days	0.000000 %	0.000000 %	120 Days	1.430274 %	1.229469 %
150 Days	0.208582 %	0.208648 %	150 Days	0.297974 %	0.300465 %	150 Days	0.610846 %	0.579238 %	150 Days	0.059595 %	0.022525 %	150 Days	1.176996 %	1.110877 %
180+ Days	0.536353 %	0.420750 %	180+ Days	2.219905 %	2.070664 %	180+ Days	3.069130 %	2.558908 %	180+ Days	3.113826 %	2.148280 %	180+ Days	8.939213 %	7.198602 %
	6.406436 %	**5.780884 %**		**4.320620 %**	**3.982198 %**		**6.138260 %**	**5.421228 %**		**3.173421 %**	**2.170806 %**		**20.038737 %**	**17.355116 %**

Current Period Class A Insufficient Funds	0.00	Principal Balance of Contaminated Properties	0.00	Periodic Advance	1,735,712.25

Amortizing Residential Collateral Mortgage Trust
Mortgage Pass-Through Certificates
Record Date: 31-Oct-2003
Distribution Date: 25-Nov-2003

24-Nov-2003   11:36:08AM

ARC Series 2002-BC1

COLLATERAL STATEMENT

Collateral Description	Mixed Fixed & Arm
Weighted Average Gross Coupon	9.046203%
Weighted Average Net Coupon	7.623983%
Weighted Average Pass-Through Rate	7.619484%
Weighted Average Maturity (Stepdown Calculation)	328
Beginning Scheduled Collateral Loan Count	7,055
Number of Loans Paid in Full	343
Ending Scheduled Collateral Loan Count	6,712
Beginning Scheduled Collateral Balance	843,740,438.78
Ending Scheduled Collateral Balance	794,080,692.06
Ending Actual Collateral Balance at 31-Oct-2003	795,087,927.29
Monthly P&I Constant	6,960,274.64
Special Servicing Fee	0.00
Prepayment Penalties	683,904.64
Realized Loss Amount	928,450.20
Cumulative Realized Loss	5,689,811.83
Ending Scheduled Balance for Premium Loans	794,080,692.06
Scheduled Principal	599,734.93
Unscheduled Principal	49,060,011.79
Required Overcollateralized Amount	0.00
Overcollateralized Increase Amount	0.00
Overcollateralized Reduction Amount	0.00
Specified O/C Amount	7,836,195.67
Overcollateralized Amount	7,836,195.67
Overcollateralized Deficiency Amount	0.00
Base Overcollateralization Amount	0.00
Extra Principal Distribution Amount	928,450.21
Excess Cash Amount	2,879,732.19

24-Nov-2003   11:36:08AM

ARC Series 2002-BC1

Funds Remaining in the Pre Funding Account	0.00
Subsequent Mortgage Loans	0.00
Remaining Funds in the Capitalized Interest Account	0.00
TAGSS Interest	$200,908.42
TAGSS Principal	$12,468,890.61
TAGSS FSA Premium	$8,920.45

24-Nov-2003   11:36:08AM

ARC Series 2002-BC1

Miscellaneous Reporting	
Rolling 3 Month Delinquency Rate	12.3269%
Senior Enhancement Percentage	16.7731%